Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Keryx Biopharmaceuticals, Inc.:

We consent to the incorporation by reference in the following registration statements of Keryx Biopharmaceuticals, Inc. of our report dated March 25, 2010, with respect to the consolidated balance sheet of Keryx Biopharmaceuticals, Inc. and subsidiaries  (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of the Company:

-	Form S-8 dated February 5, 2001 (File No. 333-55006)
-	Form S-8 dated September 29, 2004 (File No. 333-119377)
-	Form S-8 dated April 6, 2006, as amended (File No. 333-133052)
-	Form S-8 dated July 31, 2007 (File No. 333-145003)
-	Form S-3 dated August 28, 2009 (File No. 333-161607)

/S/ UHY LLP
New York, New York
March 25, 2010